Room 4561
						   June 7, 2006

James E. Cashman, III
President and Chief Executive Officer
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

Re:	Ansys, Inc.
	Form 10-K/A for the Fiscal Year Ended December 31, 2005
	Filed March 31, 2006
	Form 8-K Filed April 27, 2006
	File no. 0-20853

Dear Mr. Cashman:

      We have reviewed your response letter dated May 22, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 17:  Subsequent Event
1. We note your response to comment no. 4 of our letter dated May
10,
2006 where you indicate that the Company intends to file the Form
8-
K/A within the time periods specified in the Commission`s rules for
Form 8-K. Please keep in mind that the Staff cannot clear our current review of the Company`s Form 10-K until we have an opportunity to review your Form 8-K/A.

Form 8-K Filed April 27, 2006
2. We note your response to comments no. 5 & 6 in our letter dated May 10, 2006 and your proposed revised disclosure. We have reviewed your response and we continue to question how your current presentation of a full non-GAAP Statement of Income complies with
Item 100(b) of Regulation G. The Staff does not believe this presentation is appropriate. We understand that the Company`s intent was to show their reconciliation for the numerator and denominator used in the calculation of non-GAAP operating profit margin, however, by doing so you created several non-GAAP disclosures (i.e. non-GAAP cost of software licenses, non-GAAP selling and marketing expense, non-GAAP research and development expense, non-GAAP general and administrative expense, etc.). Each line item, sub-total or total, for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K. Your disclosures should be revised to include the requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ for each of the non-
GAAP measures presented. Alternatively, the reconciliation requirements of Item 10(e) can be achieved by providing the reconciliation of non-GAAP total operating income to GAAP operating income used in the computation of non-GAAP operating profit margin.
Please explain how you intend to comply with the requirements of Item
10(e) of Regulation S-K and Regulation G and include an example of your proposed future disclosures.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. James E. Cashman, III
Ansys, Inc.
June 7, 2006
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